SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Joint Press Release dated October 8, 2003
Report of the External Auditors on the half-year report as of June 30, 2003
Press Release dated October 20, 2003
Press Release dated November 13, 2003
Analyst Presentation dated November 13, 2003 — Nine Months 2003 Consolidated Results

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Joint Press Release dated October 8, 2003;

–	Report of the External Auditors on the half-year report as of June 30, 2003;

–	Press Release dated October 20, 2003;

–	Press Release dated November 13, 2003;

–	Analyst Presentation dated November 13, 2003 — Nine Months 2003 Consolidated Results

Joint Press Release

Milan, October 8, 2003 — Camfin and Enel will no longer pursue the joint initiatives related to the development of environmental technology and renewable energy projects they started in February of 2002. The two Groups deem it advisable to continue their activities in these fields autonomously, as their respective strategic purposes differ.

Specifically, the parties agreed:

1.	the repurchase by Camfin of the stake held by the Enel Group, through its venture capital unit, in Cam Tecnologie (9% of the share capital). The transaction will take place on the same conditions set in 2002 for the acquisition of the aforesaid stake by the Enel Group, that is for a total consideration of 6 million euro;

2.	the termination of the joint venture agreement signed by Cam Tecnologie and Enel Green Power, which called for their cooperation through Total Renewable Energy (T.R.E.), a company incorporated in August 2002 to develop both activities of electricity generation from renewable sources and the related technologies, specifically in the wind and photovoltaic fields;

3.	the acquisition by Cam Tecnologie of the stake (50%) owned by Enel Green Power in the above mentioned T.R.E., which will continue to explore new solutions in the environmental field. The sale will be at the nominal value.

Report of the External Auditors on the half-year report as of June 30, 2003

To the shareholders of
Enel S.p.A.

1	We have reviewed the consolidated balance sheet, the consolidated income statement and the relative notes of the Enel Group as at and for the six months ended 30 June 2003, which are included in the half year report of Enel S.p.A. We have also reviewed that part of the notes describing the activities of the Group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year report of the subsidiary Wind S.p.A., representing approximately 14.6% and 13.5% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their report thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with Group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an opinion on the half year report.

3	With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 2 May 2003 and 30 September 2002.

4	Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated income statement and relative notes described in paragraph 1 above for them to be in conformity with the Consob guidelines governing the preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5	We draw your attention to the disclosures provided by the directors in the half year report on the following matters:

•	the Enel Group has pending disputes and other uncertain positions, mainly of a tariff, environmental and urban nature. An unfavourable outcome of such matters, considered remote, could lead to costs being incurred, whose amount is however currently unquantifiable;

•	in April 2003, Law Decree no. 25 of 18 February 2003 was converted into law. Such legislation confirms, inter alia, the elimination of the “hydroelectric surcharge” from 1 January 2002 and limits the period for the reimbursement of stranded costs relating to plant to 31 December 2003. Since the Government has not yet established the methods and timeframe to request the surcharge reimbursement and has not yet announced the measures to determine stranded costs, at 30 June 2003 the Group has not yet recorded the lower costs and possible benefits arising therefrom.

Rome, September 23, 2003

KPMG S.p.A.

Press Release

ENEL MANDATES EURO 3,000 MILLION REVOLVING CREDIT FACILITY

Rome, October 20, 2003 — Enel has mandated Citigroup Global Markets Limited and Mediobanca — Banca di Credito Finanziario to arrange a Euro 3,000 million revolving credit facility. Citigroup and Mediobanca have also been appointed Joint Bookrunners, and Mediobanca will act as Facility Agent.

This transaction will enhance Enel’s financial flexibility in coming years, providing the Company with a combination of a 364-day tenor tranche of Euro 1,000 million with an extension option for an equal period, and a 5-year tenor tranche of Euro 2,000 million. The Mandated Lead Arrangers will launch general syndication over the next two weeks.

Further details of the new facility will be made available at a bankers’ meeting in Rome at the end of October.

Press Release

ENEL BOARD APPROVES RESULTS TO SEPTEMBER 30, 2003

First nine months of 2003

REVENUES: 23,293 MILLION EURO (+5.3%)
EBITDA: 7,564 MILLION EURO (+ 33.8%)
EBIT: 3,876 MILLION EURO (+83.2%)
NET INCOME: 1,932 MILLION EURO (+ 28.6%)

NET INCOME EXCLUDING EXTRAORDINARY ITEMS
INCREASES THREEFOLD TO 1,593 MILLION EURO

Scaroni: “We have beaten all targets and expect strong results for 2003”

Rome, November 13, 2003 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, met today and approved the results for the third quarter and for the first nine months of 2003.

All results showed strong growth in the first nine months of 2003, compared to the corresponding period in 2002 (here presented on a pro-forma basis to allow for like-for-like comparison). Net revenues increased by 5.3%, climbing to 23,293 million euro from 22,113 million euro in the first nine months of 2002. Ebitda increased by 33.8% from 5,655 million euro to 7,564 million euro; Ebit rose 83.2% from 2,116 million euro to 3,876 million euro; net income increased by 28.6%, up from 1,502 million euro to 1,932 million euro.

The strong operating performance is particularly noteworthy, and benefits from the reversal of the 2002 “hydro penalty”, equal to 410 million euro. Excluding extraordinary items, net income increased from 473 million euro in the first nine months of 2002 to 1,593 million euro in the first nine months of 2003.

The excellent results, based on revenue growth and operating cost reductions, were due to the following factors:

•	increased power production;

•	favorable fuel costs;

•	good performance in gas activities;

•	growth in Telecommunications’ revenues;

•	actions taken in the engineering sector.

Paolo Scaroni, Enel’s Chief Executive, said: “I am pleased with the excellent results of the third quarter and the first nine months of 2003, which confirm our positive outlook for the full year. All targets were beaten. We will maintain our strategy to focus on energy and on the implementation of our industrial plan.”

Consolidated results for the third quarter 2003

To enable like-for-like comparison, the 2002 results are here presented on a pro-forma basis, excluding Interpower, which was sold in January of 2003.

Third quarter 2003 revenues increased by 7.5%, from 7,324 million euro in the third quarter of 2002 to 7,872 million euro.

Ebitda (gross operating margin) increased by 48.4% from 1,940 million euro to 2,879 million euro, mainly due to the contribution of the Generation and Energy Management Division, which rose from 180 million euro to 992 million euro, and Telecommunications which registered an Ebitda of 297 million euro compared with 171 million euro in the third quarter of 2002 (+73.7%). The generation business was boosted by the reversal of the “hydro penalty”, as well as the growth of net production (+12.9%) and favorable fuel costs. Telecommunications continue to see revenue growth (+13.8%) and stable operating costs.

Ebit (operating income) was 1,645 million euro, with an increase of 122% compared with 741 million euro in the third quarter of 2002.

Group net income totaled 732 million euro compared with 69 million euro in the third quarter of 2002.

Consolidated results for the first nine months of 2003

To enable like-for-like comparison, the 2002 results are here presented on a pro-forma basis, excluding Eurogen and Interpower, which were sold in May of 2002 and January of 2003,

respectively.

Demand for power in Italy, in the first nine months of 2003, totaled 240 billion kWh, an increase of 3.8% from 231 billion kWh in the first nine months of 2002. Enel’s net production in the first nine months of 2003 totaled 105 billion kWh, an increase of 5.3% compared with the same period a year earlier, excluding the net production of Eurogen and Interpower. Enel’s total sales (on the regulated, free and wholesale markets) came to 130 billion kWh, a decrease of 12% compared with the first nine months of 2002. The decrease was mainly in the free market as a result of growing competition and decreased power imports and fewer purchases from CIP 6 power plants. Energy transported on Enel’s distribution network came to about 183 billion kWh, an increase of 1.8%.

Revenues for the first nine months of 2003 increased by 5.3% from 22,113 million euro in the first nine months of 2002 to 23,293 million euro.

Ebitda (gross operating margin) increased by 33.8% to 7,564 million euro, compared with 5,655 million euro in the first nine months of 2002. The Generation and Energy Management Division posted the biggest absolute increase (+1,313 million euro), boosted by the reversal of the 2002 “hydro penalty”, as well as an increase in production and favorable fuel costs. In Telecommunications, Ebitda almost doubled, rising from 403 million euro to 777 million euro (+92.8%), with the increase in revenues accompanied by stability in operating costs. Gas distribution saw Ebitda rise from 57 million euro in the first nine months of 2002 to 165 million euro in the first nine months of 2003, and reflects the broadening scope of activity following the acquisition of Camuzzi. Engineering Ebitda went from a negative 5 million euro to a positive 124 million euro as a result of the recovery of profitability on contracts. Consolidated Ebitda, adjusted for the “hydro penalty” reversal, represents about 31% of revenues compared with 26% in the first nine months of 2002.

Ebit (operating income) rose by 83.2% to 3,876 million euro, compared with 2,116 million euro in the first nine months of 2002.

Net extraordinary income in the first nine months of 2003 totaled 206 million euro and is principally attributable to the capital gain on the disposal of Interpower, 356 million euro, net of charges totaling 135 million euro linked to retirement incentives. In the first nine months of 2002, extraordinary items contributed a positive 558 million euro and stemmed mostly from the capital gain on the disposal of Eurogen (2,340 million euro) net of the write-down of Wind goodwill (1,511 million euro) and charges of 239 million euro for retirement incentives.

Income before tax was 3,210 million euro, an increase of 1,423 million euro (+79.6%).

Income tax came to 1,361 million euro in the first nine months of 2003, equal to a 42.4% tax rate. In the first nine months of 2002, it came to 428 million euro, or a tax rate of 24%. The tax expense in 2002 benefited from higher capital gains taxed at lower rates, as well as tax incentives on capital expenditures, in accordance with the Tremonti-bis law, in force until December 31, 2002.

Group net income was 1,932 million euro in the first nine months of 2003 (1,502 million euro for the same period in 2002), an increase of 28.6%.

Group net income, excluding extraordinary items, rose from 473 million euro in the first nine months of 2002 to 1,593 million euro in the first nine months of 2003.

The consolidated balance sheet, as of September 30, 2003, registers total shareholders’ equity of 20,687 million euro (20,842 million euro on December 31, 2002) and net financial debt of 25,054 million euro (24,467 million euro at the end of 2002) which includes the outflow of 1,330 million euro paid on July 1, 2003 for the purchase of 26.6% of Wind. Net capital employed stood at 45,741 million euro, substantially in line with the figure at the end of 2002 (45,309 million euro).

Cash generated by current operating activities in the first nine months of 2003 came to 4,877 million euro, an increase of 1,115 million euro compared with the first nine months of 2002.

Capital expenditure totaled 2,591 million euro in the first nine months of 2003, a decrease of 22.3% compared with the same period a year earlier, as a result of the progressive completion of the telecommunications network and of power plant conversions to combined cycle technology, as well as reductions in non-core sectors.

The Group headcount at the end of September 2003 was 67,159, a decrease of 4,045 employees from the end of 2002 (-5.7%). The disposal of Interpower and the deconsolidation of CESI brought a reduction of 1,894 employees, while other reductions, net of new hires, came to 2,151 employees.

*****

At 17:30 today, Enel Chief Financial Officer, Fulvio Conti, will hold a conference call for financial analysts and institutional investors. Support material will be available at www.enel.it, in the Investor Relations section. Journalists will be able to listen to the conference call and can obtain the relevant telephone number from the press office.

The Consolidated Income Statement and Balance Sheet are attached.

Consolidated Income Statement

3rd Quarter				In millions of euro	First nine months

	2002					2002
2003	Restated	Changes			2003	Restated	Changes

			(%)					(%)
				Revenues:
5,080	4,973	107	2.2	- Power and Equalization Fund contributions	15,064	15,080	(16)	-0.1
1,006	916	90	9.8	- Telecommunication services	2,937	2,675	262	9.8
131	126	5	4.0	- Gas sold to end users	822	414	408	98.6
1,655	1,309	346	26.4	- Other services, sales and revenues	4,470	3,944	526	13.3
7,872	7,324	548	7.5	Total revenues	23,293	22,113	1,180	5.3
				Operating costs:
828	860	(32)	-3.7	- Personnel	2,572	2,581	(9)	-0.3
1,263	1,041	222	21.3	- Fuel consumed for thermal generation	3,175	2,950	225	7.6
831	1,221	(390)	-31.9	- Power purchased	3,323	4,064	(741)	-18.2
350	355	(5)	-1.4	- Interconnections and roaming	1,037	1,072	(35)	-3.3
870	1,000	(130)	-13.0	- Services, leases and rentals	2,688	2,986	(298)	-10.0
456	595	(139)	-23.4	- Fuel for trading and gas for resale to end users	1,774	1,833	(59)	-3.2
448	472	(24)	-5.1	- Materials	1,203	1,292	(89)	-6.9
205	148	57	38.5	- Other costs	642	472	170	36.0
(258)	(308)	50	16.2	- Capitalized expenses	(685)	(792)	107	13.5
4,993	5,384	(391)	-7.3	Total operating costs	15,729	16,458	(729)	-4.4
2,879	1,940	939	48.4	GROSS OPERATING MARGIN	7,564	5,655	1,909	33.8
				Depreciation, amortization and accruals:
1,158	1,093	65	5.9	- Depreciation and amortization	3,430	3,214	216	6.7
76	106	(30)	-28.3	- Accruals and write-downs	258	325	(67)	-20.6
1,234	1,199	35	2.9	Total depreciation, amortization and accruals	3,688	3,539	149	4.2
1,645	741	904	122.0	OPERATING INCOME	3,876	2,116	1,760	83.2
(298)	(310)	12	3.9	- Net financial income (expense)	(866)	(857)	(9)	-1.1
(2)	(9)	7	77.8	- Equity income (expense)	(6)	(30)	24	80.0
1,345	422	923	218.7	INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,004	1,229	1,775	144.4
(48)	(50)	2	4.0	- Extraordinary items	206	558	(352)	-63.1
1,297	372	925	248.7	INCOME BEFORE TAXES	3,210	1,787	1,423	79.6
567	362	205	56.6	- Income taxes	1,361	428	933	218.0
730	10	720		INCOME BEFORE MINORITY INTERESTS	1,849	1,359	490	36.1
2	59	(57)		- Minority interests	83	143	(60)	-42.0
732	69	663		GROUP NET INCOME	1,932	1,502	430	28.6

Consolidated Balance Sheet

In millions of euro

	at Sept. 30, 2003	at June 30, 2003	Change	at Dec. 31, 2002

Net fixed assets:
- Tangible and intangible	50,570	49,432	1,138	50,562
- Financial	669	628	41	600
Total	51,239	50,060	1,179	51,162
Net current assets:
- Trade receivables	6,886	6,687	199	7,124
- Inventories	3,852	3,627	225	3,266
- Other assets and net receivables from Electricity Equalization Fund	1,269	1,071	198	1,042
- Net tax receivables	763	799	(36)	669
- Trade payables	(4,997)	(5,351)	354	(6,726)
- Other liabilities	(7,446)	(7,102)	(344)	(6,615)
Total	327	(269)	596	(1,240)
Gross capital employed	51,566	49,791	1,775	49,922
Provisions:
- Employee termination indemnity	(1,368)	(1,357)	(11)	(1,415)
- Retirement benefits	(470)	(470)	—	(472)
- Net deferred taxes	(2,778)	(2,215)	(563)	(1,435)
- Other provisions	(1,209)	(1,233)	24	(1,291)
Total	(5,825)	(5,275)	(550)	(4,613)
Net capital employed	45,741	44,516	1,225	45,309
Group Shareholders’ Equity	20,516	19,783	733	20,772
Minority interests	171	149	22	70
Total Shareholders’ Equity	20,687	19,932	755	20,842
Net financial debt	25,054	24,584	470	24,467

TOTAL	45,741	44,516	1,225	45,309

9M2003 Consolidated Results

Fulvio Conti - Chief Financial Officer

November 13th, 2003

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November 13th, 2003 9M2003 Consolidated Results Fulvio Conti - Chief Financial Officer

Consolidated Financial Highlights

Income Statement (Euro Mn)

3 Q				9 M		
2003	2002 pro forma	% change		2003	2002 pro forma	% change
7,872	7,324	7.5%	**Revenues**	23,293	22,113	5.3%
4,993	5,384	-7.3%	**Operating Costs**	15,729	16,458	-4.4%
2,879	1,940	48.4%	**EBITDA**	7,564	5,655	33.8%
37% (1)	26%		**% of Revenues**	32% (1)	26%	
1,645	741	122.0%	**EBIT**	3,876	2,116	83.2%
21% (2)	10%		**% of Revenues**	17% (2)	10%	
1,297	372	248.7%	**EBT**	3,210	1,787	79.6%
732	69		**Group Net Income**	1,932	1,502	28.6%
0.12	0.01		**EPS**	0.32	0.25	

Pro forma excluding Eurogen and Interpower

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Pro forma excluding Eurogen and Interpower (1) Excluding non recurring items, EBITDA margins on sales at 33% in 3Q03 and 31% in 9M03 (2) Excluding non recurring items, EBIT margins on sales at 17% in 3Q03 and 15% in 9M03 Consolidated Financial Highlights Income Statement (Euro Mn)

Consolidated Financial Highlights

From EBIT to EPS (Euro Mn)

3 Q				9 M		
2003	2002 Pro Forma	% change		2003	2002 Pro Forma	% change
1,645	741	122.0%	EBIT	3,876	2,116	83.2%
-300	-319	-6.0%	Net Financial Charges	-872	-887	-1.7%
-48	-50	-4.0%	Net Extraordinary Items	206	558	-63.1%
			of which: Gains from Disposals [1]	397	2,340	-83.0%
1,297	372	248.7%	EBT	3,210	1,787	79.6%
567	362	56.6%	Income Taxes	1,361	428	218.0%
2	59	-96.6%	Minority Interest	83	143	-42.0%
732	69		Group Net Income	1,932	1,502	28.6%
0.12	0.01		EPS (Euro)	0.32	0.25	
			Group Ordinary Income [2]	1,593	473	236.8%

(1) Gross of taxes

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Consolidated Financial Highlights From EBIT to EPS (Euro Mn) Gross of taxes Group Net Income less extraordinary operations (Gains from Disposals and write-downs), net of taxes

Consolidated Financial Highlights

EBITDA and EBIT by Business Areas (Euro Mn)

7,564
5,655
777
911
Telecom
403
Services, Terna & Holding(1)
680
3,079
Networks & Sales
3,088
2,797
Generation & Energy Mgmt
1,484
9M2002 Pro Forma
9M2003
EBITDA

3,876
525
2,116
Services, Terna & Holding(1)
234
2,067
2,063
Networks & Sales
1,858
Generation & Energy Mgmt
581
-574
-762
Telecom
9M2002 Pro Forma
9M2003
EBIT

(1) Net of intercompany

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2002 2003 0 0 GEM 1484 2797 N&S 3088 3079 Services 680 911 WIND 403 777 9M2002 Pro Forma 9M2003 5,655 7,564 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) Consolidated Financial Highlights EBITDA and EBIT by Business Areas (Euro Mn) EBITDA 9M2002 Pro Forma 9M2003 2,116 3,876 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) EBIT (1) Net of intercompany

Consolidated Financial Highlights

Balance Sheet (Euro Mn)

	Sept. 30, 2003	June 30, 2003	% Change	Dec 31, 2002
Net Financial Debt	25,054	24,584	1.9%	24,467
of which Wind (1)	6,836	6,941	-1.5%	6,621
Shareholders' Equity	20,687	19,932	3.8%	20,842
of which minorities	171	149	14.8%	70
Leverage	1.21	1.23		1.17
EBITDA/ Interest Coverage	8.73	8.25		6.67
Net Capital Employed	45,741	44,516	2.8%	45,309

(1) Excluding debt to Treasury for UMTS license

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Consolidated Financial Highlights Balance Sheet (Euro Mn) Excluding debt to Treasury for UMTS license

Net Debt Evolution

(Euro Mn)

Down 587
December 31st, 2002
Ordinary Cash Flow from Operations
Extraordinary Activities
Capex
Dividends, Interests and Taxes
Sept 30th, 2003
ENEL
-17,846
Wind
-6,621
-24,467
+5,951
-690
-2,591
-3,257
-18,218
ENEL
-6,836
Wind
-25,054

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Net Debt Evolution (Euro Mn) Ordinary Cash Flow from Operations Extraordinary Activities Capex Sept 30th, 2003 December 31st, 2002 Down 587 -24,467 +5,951 -690 -2,591 -25,054 -6,836 -6,621 ENEL Wind ENEL Wind -3,257 Dividends, Interests and Taxes -17,846 -18,218

ANNEXES

EBITDA Growth - by Business Area

(Euro Mn)

+1,909
5,655
+1,313
-9
+374
+42
+189
7,564
9M2002 Pro Forma
Generation & Energy Management
Networks & Sales
Wind
Terna
Holding & Other
9M2003

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9M2002 Pro Forma Generation & Energy Management Networks & Sales Terna Wind 9M2003 +1,909 EBITDA Growth - by Business Area (Euro Mn) 5,655 +1,313 7,564 Holding & Other -9 +374 +42 +189

Generation & Energy Management

(Euro Mn)

3 Q 2003	3 Q 2002 Pro Forma	3 Q % change		9 M 2003	9 M 2002 Pro Forma	9 M % change
3,202	2,327	37.6%	**Revenues**	9,395	7,660	22.7%
166	127	30.7%	***of which Int. Operations***	402	404	N.M.
992	180	451.1%	**EBITDA**	2,797	1,484	88.5%
63	34	85.3%	***of which Int. Operations***	157	110	42.7%
683	-116	N.M.	**EBIT**	1,858	581	219.8%
162	141	14.9%	**Capex**	448	559	-19.9%
			Net Capital Employed	15,080	15,541 (1)	-3.0%
			Headcount	11,647	12,911 (1)	-9.8%
38,962	34,502	12.9%	**Net Power Production (domestic) (GWh)**	105,059	99,730	5.3%

(1) As of December 31, 2002

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(1) As of December 31, 2002 Generation & Energy Management (Euro Mn)

Networks & Sales

(Euro Mn)

3Q 2003	3Q 2002	3Q % change		9M 2003	9M 2002	9M % change
4,904	5,088	-3.6%	**Revenues**	15,148	15,159	-0.1%
4,737	4,896	-3.2%	*Power*	14,237	14,616	-2.6%
167	192	-13.0%	*Gas*	911	543	67.8%
1,328	1,378	-3.6%	**EBITDA**	3,079	3,088	-0.3%
1,306	1,369	-4.6%	*Power*	2,914	3,031	-3.9%
22	9	144.4%	*Gas*	165	57	189.5%
996	1,020	-2.4%	**EBIT**	2,067	2,063	0.2%
416	514	-19.1%	**Capex**	1,237	1,313	-5.8%
			Net Capital Employed	11,332	12,218(1)	-7.3%
			Headcount	38,327	39,895(1)	-3.9%
60.8	59.6	2.0%	**Power Dispatched (TWh)**	182.6	179.3	1.8%
39.0	45.2	-13.7%	**Power Sold(2) (TWh)**	114.9	135.6	-15.3%

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Networks & Sales (Euro Mn) (1) As of December 31, 2002 (2) Domestic eligible and non-eligible, excluding resellers

Operational Data

	9M2003	9M2002 Pro Forma	% change
Power			
Net Power Production (GWh)	105,059	99,730	5.3%
Purchase of Power (GWh)	54,906	73,672	-25.5%
Sales to End Users (GWh)	114,923	135,631	-15.3%
of which: Regulated Market	106,770	113,159	-5.6%
Free Market	8,153	22,472	-63.7%
Total Power Dispatched (GWh)	182,636	179,349	1.8%
Gas			
Volumes Sold to Third Parties (mcm)	4,794	3,426	39.9%
of which to end users (mcm)	2,927	1,598	83.2%
Customers ('000)	1,779	1,698	4.8%

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Operational Data Power Gas

Terna

(Euro Mn)

3 Q				9 M		
2003	2002	% change		2003	2002	% change
175	157	11.5%	**Revenues**	605	570	6.1%
110	88	25.0%	**EBITDA**	405	363	11.6%
48	25	92.0%	**EBIT**	216	175	23.4%
			Headcount	3,054	3,106 [1]	-1.7%
55	43	27.9%	**Capex**	125	108	15.7%

(1) As of December 31, 2002

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(1) As of December 31, 2002 Terna (Euro Mn)

Wind

Key Performance Indicators

	2003 Q1	2003 Q2	2003 Q3
Customers (mn)	**25.7**	**26.4**	**27.1**
Fixed Active	3.4	3.3	3.2
of which CPS	1.9	1.8	1.8
LLU (1)	0.1	0.2	0.2
Mobile	9.0	9.2	9.4
Internet Subscribers	13.3	13.9	14.5

	Q1	Q2	Q3
ARPU (€/average month)			
Fixed Active Customer base	32.0	31.8	31.3
Mobile	20.0	21.4	22.1
of which Mobile Data	2.5	2.5	2.7

	2003 Q1	2003 Q2	2003 Q3
Profit & Loss (€mn)			
Revenues	1,044	1,079	1,121
EBITDA	230	250	297
EBIT(2)	-57	-116	-39

	30-set-03	30-giu-03	31-dic-02
Balance Sheet (€mn)			
Net Debt(3)	6,836	6,941	6,621
Net Capital Employed(4)	6,827	6,888	6,519

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Wind Key Performance Indicators (1) 461.000 acquisitions of which 231.000 physically connected (2) Excluding goodwill amortization (3) Excluding debt to Treasury for UMTS license (4) Excluding goodwill

Services & Holding

(Euro Mn)

3 Q 2003	3 Q 2002	3 Q % change		9 M 2003	9 M 2002	9 M % change
			SERVICES			
650	652	-0.3%	**Revenues**	1,929	1,932	-0.2%
102	107	-4.7%	**EBITDA**	369	256	44.1%
53	27	96.3%	**EBIT**	194	15	
			Headcount	4,773	6,163 (1)	-22.6%
71	64	10.9%	**Capex**	230	377	-39.0%
			HOLDING			
268	485	-44.7%	**Revenues**	808	1,514	-46.6%
59	25	136.0%	**EBITDA**	179	110	62.7%
52	20	160.0%	**EBIT**	157	93	68.8%
			Headcount	544	527 (1)	3.2%

(1) As of December 31, 2002

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Services & Holding (Euro Mn) (1) As of December 31, 2002

Debt Structure Average debt maturity: 4 years and 5 months Average cost of debt: 4.4% (Fixed+Hedged)/Total Long Term Debt = 59% (Fixed+Hedged)/Total Net Debt = 51% S&P's: A+/A-1 negative Moody's: A1/P-1 negative 30-Sep-03 30-Jun-03 % change 31-Dec-02 Long Term 19,811 20,688 -4.2% 18,292 Short Term 6,205 5,957 4.2% 7,251 Cash (1) -962 -2,061 -53.3% -1,076 Net Debt 25,054 24,584 1.9% 24,467 (Euro Mn) (1) Including factoring receivables

Capex

(Euro Mn)

- 22.3%
3,336
2,591
Terna
Services
Telecom
Networks & Sales
Generation & Energy Mgmt
108
377
979
1,313
559
125
230
551
1,237
448
9M02 Pro Forma
9M03

All figures in Euro mn

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All figures in Euro mn 9M02 Pro Forma 9M03 3,336 2,591 Networks & Sales Telecom Services Generation & Energy Mgmt Terna Networks & Sales Telecom Services Generation & Energy Mgmt Terna - 22.3% Capex (Euro Mn)

Results by Quarters

	Q1		Q2		Q3	
	2002 Pro Forma	2003	2002 Pro Forma	2003	2002 Pro Forma	2003
P&L						
Revenues	7,556	8,069	7,223	7,352	7,324	7,872
EBITDA	1,864	2,376	1,851	2,309	1,940	2,879
EBIT	754	1,204	621	1,027	741	1,645
Net extraord.items	-58	338	666	-84	-50	-48
Net Income	284	864	1,149	336	69	732
Balance Sheet						
Net Capital Employed		44,525		44,516		45,741
Net debt		22,831		24,584		25,054
Equity		21,694		19,932		20,687
Headcount & Capex						
Headcount		68,792		67,628		67,159
Capex		771		913		907

All figures in Euro mn, except Headcount

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Results by Quarters All figures in Euro mn, except Headcount P&L Balance Sheet Headcount & Capex

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: November 13, 2003